# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Garrett Motion Inc., CIK 0001735707
CUSIP: 366505105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: LA PIECE 16, ROLLE, Switzerland (V8), 1180
Date of event which requires filing of this statement: 12/12/2025
Amends the filing with accession number 0001193125-21-155891
Filed by CIK 0001166564
Persons authorized to receive notices and communications: Jennifer M. Pulick, Cyrus Capital Partners, L.P., 65 East 55th Street, 35th Floor, New York, New York (NY), 10022, 212-380-5800; Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Cyrus Capital Partners, L.P. (CIK 0001166564): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,084,973; sole dispositive power 0; shared dispositive power 9,084,973; aggregate amount beneficially owned 9,084,973 (4.7% of the class)
- Cyrus Capital Partners GP, L.L.C. (CIK 0001166774): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,084,973; sole dispositive power 0; shared dispositive power 9,084,973; aggregate amount beneficially owned 9,084,973 (4.7% of the class)
- Cyrus Capital Advisors, L.L.C. (CIK 0001570401): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,878,052; sole dispositive power 0; shared dispositive power 5,878,052; aggregate amount beneficially owned 5,878,052 (3% of the class)
- Stephen C. Freidheim (CIK 0001251783): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,084,973; sole dispositive power 0; shared dispositive power 9,084,973; aggregate amount beneficially owned 9,084,973 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Garrett Motion Inc.
Address of issuer's principal executive offices: LA PIECE 16, ROLLE, Switzerland (V8), 1180
Comment: The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 10, 2021 (as amended, the "Schedule 13D"), with respect to the shares of common stock, $0.001 par value per share (the "Common Stock") of Garrett Motion Inc. (the "Company"). This Amendment No. 7 amends and restates Items 5(a)-(c), (e) and the last paragraph of Item 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon 194,482,518 shares of Common Stock outstanding as of October 17, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on October 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 6 are set forth on Schedule A attached hereto and incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 12, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Cyrus Funds have entered into physically settled short call options relating to 910,000 shares of Common Stock with a strike price ranging from $16.00 to $18.00 (collectively, the "Call Options"). The Call Options have an expiration date of December 19, 2025.

## Signatures
- Cyrus Capital Partners, L.P.: /s/ Stephen C. Freidheim, By: Cyrus Capital Partners GP, L.L.C., General Partner, By: Stephen C. Freidheim, Sole Member and Manager (12/16/2025)
- Cyrus Capital Partners GP, L.L.C.: /s/ Stephen C. Freidheim, Stephen C. Freidheim, Sole Member and Manager (12/16/2025)
- Cyrus Capital Advisors, L.L.C.: /s/ Stephen C. Freidheim, By: Cyrus Capital Partners GP, L.L.C., Managing Member, By: Stephen C. Freidheim, Sole Member and Manager (12/16/2025)
- Stephen C. Freidheim: /s/ Stephen C. Freidheim, Stephen C. Freidheim, Individually (12/16/2025)